Exhibit 99.1

Parcel Volume of 8.5 Billion Packages for Full Year 2018, Market Share Increased to 16.8%
2019 Parcel Volume Growth Target Accelerated to Further Expand Market Lead

US$0.24 per Share Dividend Announced for 2018

ZTO Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

Shanghai, March 13, 2019 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20181. The Company generated parcel volume growth which surpassed the market average by 10.5 percentage points and expanded its market share in terms of parcel volume to 16.8% by the end of 2018. Full year adjusted net income beat consensus and was RMB4.2 billion with RMB4.4billion in cash generated from operating activities.

Fourth Quarter 2018 Financial Highlights

•            Revenues2 were RMB5,627.5 million (US$818.5 million), an increase of 29.9% from RMB4,331.0 million in the same period of 2017.

•            Gross profit was RMB1,550.2 million (US$225.5 million), an increase of 14.6% from RMB1,353.3 million in the same period of 2017.

•            Net income was RMB1,278.9 million (US$186.0 million), an increase of 4.7% from RMB1,221.9 million in the same period of 2017.

•            Adjusted EBITDA3 was RMB1,766.0 million (US$256.8 million), an increase of 24.0% from RMB1,424.3 million in the same period of 2017.

•            Adjusted net income4 was RMB1,289.7 million (US$187.6 million), an increase of 1.9% from RMB1,265.4 million in the same period of 2017.

•            Basic and diluted earnings per American depositary share (“ADS”5) were RMB1.62 (US$0.24), a decrease of 5.8% and 5.3% from RMB1.72 and RMB1.71 in the same period of 2017, respectively.

•            Net cash provided by operating activities was RMB1,802.3 million (US$262.1million), compared with RMB1,371.5 million in the same period of 2017.

Fiscal Year 2018 Financial Highlights

•            Revenues2 were RMB17,604.5 million (US$2,560.5 million), an increase of 34.8% from RMB13,060.1 million in 2017.

•            Gross profit was RMB5,364.9 million (US$780.3 million), an increase of 23.5% from RMB4,345.6 million in 2017.

•            Net income was RMB4,387.9 million (US$638.2 million), an increase of 38.9% from RMB3,158.9 million in 2017.

•            Adjusted EBITDA3 was RMB5,858.4 million (US$852.1 million), an increase of 31.6% from RMB4,452.0 million in 2017.

•            Adjusted net income4 was RMB4,201.1 million (US$611.0 million), an increase of 30.1% from RMB3,229.6 million in 2017.

•            Basic and diluted earnings per American depositary share (“ADS”5) were RMB5.83 (US$0.85) and RMB 5.82 (US$0.85), respectively, an increase of 32.2% and 32.3% from RMB4.41 and RMB4.40 in 2017.

•            Net cash provided by operating activities was RMB4,404.1 million (US$640.5 million), compared with RMB3,630.7 million in 2017.

Operational Highlights for Fourth Quarter 2018

•            Parcel volume was 2,714 million, an increase of 34.7% from 2,015 million in the same period of 2017.

•            Number of pickup/delivery outlets was approximately 30,100 as of December 31, 2018.

•            Number of direct network partners was over 4,500 as of December 31, 2018.

•            Number of line-haul vehicles was over 5,500 as of December 31, 2018, which included over 4,500 self-owned vehicles and over 900 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•            Number of self-owned trucks increased to around 4,500 as of December 31, 2018 from 4,000 as of September 30, 2018. Among the self-owned trucks, over 2,800 were high capacity 15-17 meter long models as of December 31, 2018, compared to over 2,270 as of September 30, 2018.

•            Number of line-haul routes between sorting hubs was over 2,100 as of December 31, 2018.

•            Number of sorting hubs was 86 as of December 31, 2018, among which 78 are operated by the Company and 8 by the Company’s network partners.

(1)   An investor relations presentation accompanies this earnings release and can be found at ir.zto.com.

(2)  Starting from January 1, 2018, the Company adopted a newly enacted revenue accounting standard (ASC 606), which requires its delivery services revenue to be recognized over time, and uses a modified retrospective approach to adopt this standard. The January 1, 2018 balance of retained earnings was not adjusted due to the immaterial cumulative net impact of adopting ASC 606. The impact of applying ASC 606 as compared with previous guidance applied to revenues and costs was not material for the fiscal year ended December 31, 2018.

(3)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investees and subsidiary which management aims to better represent the underlying business operations.

(4)   Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investees and subsidiary in which management aims to better represent the underlying business operations.

(5)   One ADS represents one Class A ordinary share.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “ZTO delivered a strong fourth quarter and closed out 2018 with a 1.3 percentage point increase in market share to 16.8%. We maintained our leadership position in the Chinese express delivery industry in terms of parcel volume, customer satisfaction and profit generation.”

Mr. Lai added, “The Chinese express delivery industry continued to demonstrate healthy growth momentum with an increase of over 10 billion parcels in 2018. Fueled by the steady expansion of the Chinese economy, express delivery industry will further improve scale and efficiency allowing consumers to spend less for more with faster delivery, and enabling adjacent industries to innovate in supply chain management. ZTO’s consistent strategy is to build a sorting and transit platform with superior scale and efficiency which is also well-integrated with our nationwide outlets with the highest density and best-in-kind profitability. We will accelerate our growth for 2019 with a goal to increase our parcel volume 15 percentage points faster than the industry average to seize market opportunities and further expand our competitive lead. Through increased investments in infrastructure and technology, effective implementation of policies that reach the frontiers of our network, plus strategic placement and development of new product and services, we aim to achieve increase in quality of services, market share and profit generation, and ultimately deliver consistent and sustainable long-term value to our shareholders.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, added, “We beat consensus expectations for both parcel volume growth and earnings during the fourth quarter and the full year of 2018. Through sound execution of our corporate initiatives, the impact of intensifying competition on core express delivery ASP was kept in check to stay below 7% for the year, and cost productivity allowed us to drive down combined unit line-haul transportation and sorting hub costs per parcel by RMB0.11 for the year. Gross margin for our core express delivery business was 32.6% in 2018 compared to 33.9% last year. SG&A costs as a percentage of total revenue increased from 6.0% last year to 6.9%, which included the lump sum share-based compensation charge representing 1.1% of total revenue. Our corporate cost structure remains effective and provides healthy leverage. Adjusted net income grew 30.1% to 4.2 billion in 2018 while cash generated from operating activities was 4.4 billion. ZTO is well positioned to deliver stronger growth in 2019.”

Fourth Quarter 2018 Financial Results

	Three Months Ended December 31,					Year Ended December 31,
	2017		2018			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	3,834,522	88.5	4,960,190	721,431	88.1	12,173,690	93.2	15,400,080	2,239,850	87.5
Freight forwarding services	269,557	6.2	392,525	57,090	7.0	269,557	2.1	1,278,741	185,985	7.3
Sale of accessories	201,764	4.7	252,806	36,769	4.5	591,716	4.5	812,866	118,226	4.6
Others	25,110	0.6	22,011	3,201	0.4	25,110	0.2	112,764	16,400	0.6
Total revenues	4,330,953	100.0	5,627,532	818,491	100.0	13,060,073	100.0	17,604,451	2,560,461	100.0

Revenues were RMB5,627.5 million (US$818.5 million), an increase of 29.9% from RMB4,331.0 million in the same period of 2017. Revenue from express delivery services increased by 29.4% compared to the same period of 2017, mainly driven by a 34.7% increase in parcel volume and partially offset by a decrease in unit price per parcel resulted from incremental volume incentives in response to competition. Revenue from freight forwarding services, which the Company acquired during the fourth quarter of 2017, increased 45.6% when compared to the same period of 2017. The increase in revenue from sales of accessories was consistent with increase in the sale of thermal paper used for the printing of digital waybills. Other revenues are composed of new service offerings such as financing and advertising services.

	Three Months Ended December 31,					Year Ended December 31,
	2017		2018			2017		2018
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,511,259	35.0	1,947,587	283,264	34.6	4,797,799	36.7	5,757,701	837,422	32.7
Sorting hub cost	768,641	17.7	1,043,404	151,757	18.5	2,438,754	18.7	3,197,667	465,081	18.2
Freight forwarding cost	260,429	6.0	385,454	56,062	6.8	260,429	2.0	1,239,439	180,269	7.0
Cost of accessories sold	127,718	3.0	158,071	22,990	2.8	366,859	2.8	491,722	71,518	2.8
Other costs	309,649	7.1	542,827	78,952	9.8	850,648	6.5	1,553,039	225,881	8.8
Total cost of revenues	2,977,696	68.8	4,077,343	593,025	72.5	8,714,489	66.7	12,239,568	1,780,171	69.5

Total cost of revenues was RMB4,077.3 million (US$593.0 million), an increase of 36.9% from RMB2,977.7 million in the same period last year.

•                  Line haul transportation cost was RMB1,947.6 million (US$283.3 million), an increase of 28.9% from RMB1,511.3 million in the same period last year. As a percentage of revenues, line-haul transportation cost decreased to 34.6% from 35.0% in the same period last year, as a net result of (i) an increase in the usage of cost-advantaged self-owned and more efficient high capacity trailer trucks and (ii) increase in costs by third-party transportation during peak season. Total transportation cost of self-owned trucks accounted for 52.7% of the total truck transportation cost for the quarter, compared to 44.9% in the same period last year.

•                  Sorting hub operating cost was RMB1,043.4 million (US$151.8 million), an increase of 35.7% from RMB768.6 million in the same period last year. The increase was primarily due to (i) an increase of RMB214.4 million (US$31.2 million) in labor costs from wage hikes and additional hiring to handle increased parcel volumes during peak online shopping season and (ii) a RMB36.0 million (US$5.2 million) increase in depreciation and amortization costs associated with the newly installed automated sorting equipment . As of December 31, 2018, 120 sets of automated sorting equipment have been put into use, compared to 58 sets as of December 31, 2017.

•                  Cost of accessories was RMB158.1 million (US$23.0 million), an increase of 23.8% from RMB127.7 million in the same period last year. The increase was in line with the increase in the sale of accessories for thermal paper usage of which grew by 55.7% compared to the same period last year.

•                  Other costs were RMB542.8 million (US$79.0 million), an increase of RMB233.2 million compared to the same period last year. The increase was primarily due to (i) an increase of RMB165.1 million (US$24.0 million) in dispatching costs associated with serving enterprise customers, (ii) an increase of RMB49.0 million (US$7.1 million) in expenses related to IT and technology development, and (iii) an increase of RMB33.6 million (US$4.9 million) in tax surcharges.

Gross Profit was RMB1,550.2 million (US$225.5million), an increase of 14.6% from RMB1,353.3 million in the same period last year. Gross margin decreased to 27.5% from 31.2% in the same period last year. The decrease in gross margin was mainly driven by parcel volume growth but partially offset by (i) a decrease in unit price per parcel due to competition; (ii) an increase in services to large enterprise customers at a relatively lower margin; and (iii) an increase in third-party transportation cost during peak seasons. In addition, the lower-margin freight forwarding business caused minor dilution.

Total Operating Expenses were RMB197.0 million (US$28.6 million), compared to RMB127.5 million in the same period last year.

•                  Selling, general and administrative expenses were RMB276.4 million (US$40.2 million), compared to RMB222.5 million in the same period last year. The increase was mainly due to (i) an increase of RMB39.9 million (US$5.8 million) in salaries and accrued bonuses and (ii) an increase of RMB9.7 million (US$1.4 million) in depreciation and amortization expenses. As a percentage of revenue, selling, general and administrative expenses accounted for 4.9%, compared to 5.1% during the same period last year, indicating corporate cost leverage.

•                  Other operating income, net was RMB79.5 million (US$11.6 million) for the quarter. Other operating income mainly consisted of government subsidies of RMB28.7 million (US$4.2 million) received in the fourth quarter of 2018 and a RMB43.6 million (US$6.3 million) rebate of fees from the Company’s ADR bank.

Income from operations was RMB1,353.2 million (US$196.8 million), an increase of 10.4% from RMB1,225.7 million for the same period last year. Operating margin decreased to 24.0% from 28.3% in the same period last year, mainly driven by the decrease in gross margin by 3.7 percentage points.

Interest income was RMB146.1 million (US$21.3 million), compared with RMB53.0 million in the same period in 2017, resulting from an increase in the amount of cash and interest-bearing bank deposits.

Interest expense was zero compared with RMB2.5 million in the same period in 2017. There was no borrowing during the fourth quarter of 2018.

Impairment of investment in equity investee was zero for the quarter, compared with RMB30.0 million in the same period in 2017.

Foreign currency exchange gain, before tax was RMB1.7million (US$0.2 million) in the fourth quarter of 2018.

Income tax expenses were RMB222.6 million (US$32.4 million) and the effective income tax rate was 14.8% for the fourth quarter of 2018. The income tax expenses of RMB8.8 million in the fourth quarter of 2017 reflected the full year income tax credit of RMB285.9 million as one of the Company’s subsidiaries was recognized as a High and New Technology Enterprise (“HNTE”) by relevant PRC authorities in December 2017 which can enjoy a reduced income tax rate of 15% from a statutory rate of 25% for a three-year period starting January 1, 2017 through December 31, 2019.

Net income was RMB1,278.9 million (US$186.0 million), an increase of 4.7% from RMB1,221.9 million in the same period last year.

Basic and diluted earnings per ADS were RMB1.62 (US$0.24), compared with basic and diluted earnings per ADS of RMB1.72 and RMB1.71, respectively, in the same period last year.

Adjusted net income was RMB1,289.7 million (US$187.6 million), compared with adjusted net income of RMB1,265.4 million during the same quarter last year.

EBITDA was RMB1,755.1 million (US$255.3 million), compared with RMB1,380.8 million in the same period last year.

Adjusted EBITDA was RMB1,766.0 million (US$256.8 million), compared to RMB1,424.3 million in the same period last year.

Net cash provided by operating activities was RMB1,802.3 million (US$262.1 million), compared with RMB1,371.5 million in the same period last year.

Fiscal Year 2018 Financial Results

Revenues were RMB17,604.5 million (US$2,560.5 million), an increase of 34.8% from RMB13,060.1 million last year. The increase was mainly driven by a growth in parcel volume to 8,524 million during 2018 from 6,219 million in 2017. The COE Business acquired on October 1, 2017 contributed RMB1,278.7 million (US$186.0 million) full year revenue in 2018, compared with RMB269.6 million for the fourth quarter of 2017.

Total cost of revenues was RMB12,239.6 million (US$1,780.2 million), an increase of 40.5% from RMB8,714.5 million in the same period last year. Combined line-haul transportation cost and sorting hub operating cost per unit express delivery service decreased 11 cents for the year of 2018 driven by cost effective initiatives.

•                  Line-haul transportation cost was RMB5,757.7 million (US$837.4 million), an increase of 20.0% from RMB4,797.8 million last year. The increase was in line with the increase in parcel volume and was mainly due to an increase of RMB1,068.7 million (US$155.4 million) associated with the Company’s self-owned fleet which includes fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, and a decrease of RMB46.2 million (US$6.7 million) in outsourced transportation costs. In 2018, the Company increased use of self-owned and operated, more cost-efficient higher capacity trucks in place of third party outsourced trucks to enhance transportation efficiency. Depreciation expenses relating to the Company’s expanded self-owned fleet increased by RMB127.7 million (US$18.6 million) after partially offset increases in fuel price, especially during peak season such as Singles Day. As a percentage of revenues, line haul transportation cost accounted for 32.7% of total revenues, a decrease from 36.7% last year.

•                  Sorting hub operating cost was RMB3,197.7 million (US$465.1 million), an increase of 31.1% from RMB2,438.8 million last year. The increase was mainly due to (i) increased labor costs of RMB544.7 million (US$79.2 million) as a result of wage increases and the hiring of additional employees to support parcel volume growth, (ii) an increase of RMB119.4 million (US$17.4 million) in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment, and (iii) an increase of RMB78.8 million (US$11.5 million) in rental costs and related utilities cost. As of December 31, 2018, 120 sets of automated sorting equipment have been installed and put into operation. As a percentage of revenues, sorting hub operating cost accounted for 18.2%, a decrease from 18.7% last year, primarily due to economies of scale and an improvement in operating efficiency.

•                  Cost of accessories sold was RMB491.7 million (US$71.5 million), an increase from RMB366.9 million last year. The increase was in line with growth in the Company’s revenue from the sale of accessories to its network partners which includes thermal paper for digital waybill printing, portable bar code readers, ZTO-branded packaging materials and uniforms. As a percentage of revenues, cost of accessories accounted for 2.8% in 2018, slightly lower than in 2017.

•                  Other costs were RMB1,553.0 million (US$225.9 million), an increase from RMB850.6 million in 2017, primarily due to (i) an increase in costs associated with serving key enterprise customers of RMB428.8 million (US$62.4 million); (ii) an increase of RMB155.1 million (US$22.6 million) in the IT expenses related to IT and technology development, and (iii) an increase of RMB137.4 million (US$20.0 million) in tax surcharges.

Gross Profit was RMB5,364.9 million (US$780.3 million), an increase of 23.5% from RMB4,345.6 million last year. Gross profit margin decreased to 30.5% from 33.3% in 2017, and was primarily attributable to parcel volume growth and productivity gain partially offset by (i) decrease in unit price; (ii) increase in lower margin full-year consolidated freight forwarding and lower margin enterprise customers business.

Total Operating Expenses were RMB1,032.7 million (US$150.2 million), compared to RMB597.1 million last year.

•                  Selling, general and administrative expenses were RMB1,210.7 million (US$176.1 million), an increase of 55.1% from RMB780.5 million in the last year. The increase was primarily due to (i) an increase of RMB208.8 million (US$30.4 million) in share-based compensation expenses of which RMB188.6 million (US$27.4 million) was a lump sum charge for 2017 grant in contrast to 2016 grant that is vested over three years; (ii) an increase of RMB104.3 million (US$15.2 million) in wages and social welfare expenses; (iii) an increase of RMB24.5 million (US$3.6 million) in professional service charges; (iv) an increase of RMB23.2 million (US$3.4 million) in depreciation and amortization expenses, and (v) an increase of RMB30.2 million (US$4.4 million) in sundry office, utilities and communication charges.

•                  Other operating income, net was RMB178.1 million (US$25.9 million), compared with RMB183.4 million last year, which is mainly composed of rebate of fees from the Company’s ADRs bank, government subsidies and sublease income.

Income from operations was RMB4,332.2 million (US$630.1 million), an increase of 15.6% from RMB3,748.4 million last year. Operating margin decreased to 24.6% from 28.7% last year, primarily due to the decrease in gross margin by 2.8 percentage points.

Interest income was RMB401.2 million (US$58.3 million), compared with RMB166.3 million in 2017, primarily due to the increased amount of cash and interest-earning bank deposits.

Interest expense was RMB0.8 million (US$0.1 million), compared with RMB15.7 million in 2017. There was no borrowing since the second quarter of 2018.

Impairment of investment in equity investee was zero for this year, compared with RMB30.0 million in 2017 associated with the Company’s investment in Wheat Commune Group Inc., a campus-focused delivery and retail service provider in China, as it revamped its business model.

Gain on disposal of equity investees was RMB562.6 million (US$81.8 million) and was mainly composed of the share disposal of the Hive Box investment for a cash consideration of RMB697.9 million (US$105.5 million) in 2018.

Foreign currency exchange net gain was RMB41.2 million (US$6.0 million) was mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Net income increased 38.9% to RMB4,387.9 million (US$638.2 million) from RMB3,158.9 million in 2017. Net income margin increased to 24.9% from 24.2% in 2017.

Basic and diluted earnings per ADS were RMB5.83 (US$0.85) and RMB5.82 (US$0.85), respectively, compared with basic and diluted earnings per ADS of RMB4.41 and RMB4.40 last year.

Adjusted net income was RMB4,201.1 million (US$611.0 million), compared with adjusted net income of RMB3,229.6 million during last year.

EBITDA was RMB6,171.5 million (US$897.6 million), compared with RMB4,381.3 million last year.

Adjusted EBITDA was RMB5,858.4 million (US$852.1 million), compared with RMB4,452.0 million last year.

Net cash provided by operating activities was RMB4,404.1million (US$640.5 million), compared with RMB3,630.7 million last year.

Business Outlook

Based on the current market conditions and current operations, the Company’s parcel volume for 2019 is expected to be in the range of 11.51 billion to 11.93 billion, representing a 35% to 40% increase year over year, and the Company’s adjusted net income is expected to be in the range of RMB4.8 billion to RMB5.2 billion, representing a 14.3% to 23.8% increase from the same period of 2018. The Company will no longer provide quarterly estimates going forward. Above estimates represent management’s current and preliminary view, which are subject to change.

Special Dividend

The board of directors has approved a special dividend of US$0.24 per ADS for 2018, which is expected to be paid on April 8, 2019 to shareholders of record as of the close of business on April 1, 2019.

Company Share Purchase

On November 15, 2018, the Company announced a new share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. The Company expects to fund the repurchase out of its existing cash balance. During the fourth quarter of 2018, the Company has purchased an aggregate of 1,700,000 ADSs at an average purchase price of US$15.85 per ADS, including repurchase commissions.

The Company believes that the share repurchase program represents ZTO’s confidence in the overall market opportunities as well as ZTO’s solid operating fundamentals and financial strength for sustained profitable growth and value creation for its shareholders.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8755 to US$1.00, the noon buying rate on December 28, 2018 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 9:00 PM U.S. Eastern Time on Tuesday, March 12, 2019 (9:00 AM Beijing Time on March 13, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-201203
International:	1-412-317-6061
Passcode:	1062029

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 19, 2019:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10128825

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the fourth quarter of 2018, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and fiscal year of 2018 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended December 31,			Year Ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	4,330,953	5,627,532	818,491	13,060,073	17,604,451	2,560,461
Cost of revenues	(2,977,696)	(4,077,343)	(593,025)	(8,714,489)	(12,239,568)	(1,780,171)
Gross profit	1,353,257	1,550,189	225,466	4,345,584	5,364,883	780,290
Operating income (expenses):
Selling, general and administrative	(222,459)	(276,424)	(40,204)	(780,517)	(1,210,717)	(176,091)
Other operating income, net	94,913	79,458	11,557	183,368	178,057	25,897
Total operating expenses	(127,546)	(196,966)	(28,647)	(597,149)	(1,032,660)	(150,194)
Income from operations	1,225,711	1,353,223	196,819	3,748,435	4,332,223	630,096
Other income (expenses):
Interest income	52,950	146,139	21,255	166,325	401,162	58,347
Interest expense	(2,452)	—	—	(15,668)	(780)	(113)
Gain on disposal of equity investees and subsidiary	—	—	—	—	562,637	81,832
Impairment of investment in equity investee	(30,000)	—	—	(30,000)	—	—
Foreign currency exchange gain/(loss), before tax	(14,763)	1,659	241	(48,149)	41,189	5,991
Income before income tax, and share of loss in equity method investments	1,231,446	1,501,021	218,315	3,820,943	5,336,431	776,153
Income tax expense	(8,759)	(222,639)	(32,381)	(646,361)	(929,133)	(135,137)
Share of gain/(loss) in equity method investments	(813)	472	69	(15,682)	(19,386)	(2,820)
Net income	1,221,874	1,278,854	186,003	3,158,900	4,387,912	638,196
Net loss (income) attributable to noncontrolling interests	431	(3,312)	(482)	763	(4,887)	(711)
Net income attributable to ZTO Express (Cayman) Inc.	1,222,305	1,275,542	185,521	3,159,663	4,383,025	637,485
Net income attributable to ordinary shareholders	1,222,305	1,275,542	185,521	3,159,663	4,383,025	637,485
Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.72	1.62	0.24	4.41	5.83	0.85
Diluted	1.71	1.62	0.24	4.40	5.82	0.85
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	712,237,048	786,966,574	786,966,574	717,138,526	751,814,077	751,814,077
Diluted	712,788,475	787,966,142	787,966,142	717,599,562	752,672,956	752,672,956
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(177,137)	23,488	3,416	(590,545)	867,612	126,189
Comprehensive income	1,044,737	1,302,342	189,419	2,568,355	5,255,524	764,385
Comprehensive loss (income) attributable to noncontrolling interests	431	(3,312)	(482)	763	(4,887)	(711)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,045,168	1,299,030	188,937	2,569,118	5,250,637	763,674

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	5,425,024	4,622,554	672,323
Restricted cash	348,710	400	58
Accounts receivable, net of allowance for doubtful accounts of RMB13,798 and RMB13,996 at December 31, 2017 and December 31, 2018, respectively	287,835	596,995	86,829
Financing receivables	64,030	517,983	75,339
Short-term investment	5,224,559	13,599,852	1,978,017
Inventories	34,231	43,813	6,372
Advances to suppliers	263,574	337,874	49,142
Prepayments and other current assets	719,983	1,507,996	219,329
Amounts due from related parties	9,900	6,600	960
Total current assets	12,377,846	21,234,067	3,088,369
Investments in equity investees	610,160	2,207,410	321,054
Property and equipment, net	6,473,010	9,035,704	1,314,190
Land use rights, net	1,602,908	1,969,176	286,405
Intangible assets, net	60,424	54,227	7,887
Goodwill	4,241,541	4,241,541	616,907
Deferred tax assets	152,763	318,063	46,260
Other non-current assets	308,986	622,669	90,563
TOTAL ASSETS	25,827,638	39,682,857	5,771,635
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	250,000	—	—
Accounts payable	889,139	1,311,807	190,794
Advances from customers	258,965	436,710	63,517
Income tax payable	221,926	405,683	59,004
Amounts due to related parties	114,913	132,216	19,230
Acquisition consideration payable	130,004	19,581	2,848
Dividends payable	—	1,699	247
Other current liabilities	2,281,067	2,833,769	412,157
Total current liabilities	4,146,014	5,141,465	747,797
Deferred tax liabilities	157,320	157,940	22,971
Acquisition consideration payable	22,942	22,942	3,337
Other non-current liabilities	60,045	90,961	13,231
TOTAL LIABILITIES	4,386,321	5,413,308	787,336

Shareholders’ equity

Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 731,406,440 shares issued and 710,804,716 shares outstanding as of December 31, 2017; 811,267,551 shares issued and 785,463,859 shares outstanding as of December 31, 2018)	471	523	76
Additional paid-in capital	15,975,979	24,137,681	3,510,680
Treasury shares, at cost	(914,611)	(1,545,077)	(224,722)
Retained earnings	6,669,370	11,052,395	1,607,504
Accumulated other comprehensive (loss) income	(295,896)	571,716	83,153
ZTO Express (Cayman) Inc. shareholders’ equity	21,435,313	34,217,238	4,976,691
Noncontrolling interests	6,004	52,311	7,608
Total Equity	21,441,317	34,269,549	4,984,299
TOTAL LIABILITIES AND EQUITY	25,827,638	39,682,857	5,771,635

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended December 31,			Year Ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	1,371,547	1,802,342	262,140	3,630,684	4,404,051	640,543
Net cash used in investing activities[6]	(722,335)	(3,330,041)	(484,334)	(8,294,547)	(12,872,633)	(1,872,247)
Net cash provided by/(used in) financing activities[7]	(201,873)	(153,225)	(22,286)	(1,061,558)	7,042,122	1,024,234
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(111,894)	32,519	4,730	(424,000)	275,680	40,096
Net increase/(decrease) in cash, cash equivalents and restricted cash	335,445	(1,648,405)	(239,750)	(6,149,421)	(1,150,780)	(167,374)
Cash, cash equivalents and restricted cash at beginning of period	5,438,289	6,271,359	912,131	11,923,155	5,773,734	839,755
Cash, cash equivalents and restricted cash at end of period	5,773,734	4,622,954	672,381	5,773,734	4,622,954	672,381

(6) The amount of cash used in investing activities mainly includes purchases of the fixed term bank deposits with an original maturity of three months to one year. For the fourth quarter of 2017 and 2018, the amounts of net cashflow out for purchasing the short-term investment are approximately RMB2,472.4 million and RMB1,701.6 million (US$247.5 million) of such deposits, respectively.

(7) The amount of cash provided by/(used in) financing activities mainly includes the proceeds from Alibaba’s investment, which are approximately RMB7.6 billion (US$1.2 billion) received before June 30, 2018, while the rest of approximately RMB1.3 billion (US$0.2 billion) were received in early July 2018.

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	1,221,874	1,278,854	186,003	3,158,900	4,387,912	638,196
Add:
Share-based compensation expense	13,492	10,876	1,582	40,727	249,478	36,285
Impairment of investment in equity investee	30,000	—	—	30,000	—	—
Less:
Gain on disposal of equity investees and subsidiary, net of income taxes	—	—	—	—	(436,277)	(63,454)
Adjusted net income	1,265,366	1,289,730	187,585	3,229,627	4,201,113	611,027

Net income	1,221,874	1,278,854	186,003	3,158,900	4,387,912	638,196
Add:
Depreciation	135,002	243,940	35,480	522,853	809,005	117,665
Amortization	12,760	9,641	1,402	37,512	44,713	6,503
Interest expenses	2,452	—	—	15,668	780	113
Income tax expenses	8,759	222,639	32,381	646,361	929,133	135,137
EBITDA	1,380,847	1,755,074	255,266	4,381,294	6,171,543	897,614

Add:
Share-based compensation expense	13,492	10,876	1,582	40,727	249,478	36,285
Impairment of investment in equity investee	30,000	—	—	30,000	—	—
Less:
Gain on disposal of equity investees and subsidiary, before income taxes	—	—	—	—	(562,637)	(81,832)
Adjusted EBITDA	1,424,339	1,765,950	256,848	4,452,021	5,858,384	852,067

For investor and media inquiries, please contact:

ZTO

Investor Relations Department

E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com